FIRST TRINITY FINANCIAL CORPORATION
June 18, 2007
Mr. Jeffrey Reidler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re:	First Trinity Financial Corporation
Form 10-SB filed April 30, 2007
File No. 0-52613
Dear Mr. Riedler:
          We are responding to your comments relating to our Form 10-SB filing that you addressed in your letter of May 24, 2007. We have submitted Amendment No. 1 today. Our response is organized to follow the format used in your comments. We have used the same abbreviations of terms in this letter as used in our Form 10-SB.
FORM 10SB
General
1.	Your financial statements were stale as of May 16, 2007 and should be updated through the first quarter that ended on March 31, 2007. Your next amendment must comply and you must file this amended registration statement no later than June 29, 2007, which is the date your registration statement will automatically become effective by operation of law. The staff will defer any further review of your registration statement until you file an amendment with first quarter financial statements and information. Please refer to Item 310(g) of Regulation SB.

RESPONSE:

The financial statements have been updated through the quarter that ended on March 31, 2007, and are included in Amendment No. 1 to Form 10-SB.

2.	Please update the non-financial disclosures throughout the document to the most recent date practicable.

RESPONSE:

The non-financial disclosures have been updated throughout the amended Form 10-SB to June 1, 2007, unless otherwise indicated.
Trinity Life Insurance Company, page 3
3.	Please expand the discussion to further identify Investors Heritage including the nature of its business, location, experience, and any affiliation with the registrant, promoters or affiliates.

RESPONSE:

This comment is addressed in a revision under “Trinity Life Insurance Company.”

4.	Please expand the discussion to further clarify the nature of the business you will actually conduct and those functions related to the operation of a life insurance company that will be conducted by others. In this regard, it appears that your business is basically that of an insurance sales agency.

RESPONSE:

Unlike an insurance agency, our subsidiary will market a line of its own insurance products. Like an insurance agency, our life insurance company will recruit, train, and license insurance agents who will market our products, which are filed and approved by the Oklahoma Insurance Department. Unlike an agency, however, the underwriting, actuarial, policy issue, accounting, claims processing and other services incident to the operations will also be provided through an outsourcing agreement with IHLIC. We have added disclosures to page 3 under “Trinity Life Insurance Company” to address this comment.

5.	Please explain the significance of having $2 million of capital and surplus. Is this a state mandated minimum amount? How does the level of capital and surplus affect your business, i.e. what dollar value of life insurance can you sell with $2 million of capital and surplus?

RESPONSE:

This comment has been addressed in a revision under “Trinity Life Insurance Company.”

6.	Please discuss how you intend to obtain your profits, if any. To what extent do you anticipate generating revenues from commissions or other sales related fees or derive income generated from your investments, respectively. Who will make the investment decisions?

RESPONSE:

A disclosure to address this comment has been added to under “Trinity Life Insurance Company.”

7.	We note the discussion on page 4 that “the base insurance coverage decreases each year until an ultimate benefit amount is attained.” Please expand the discussion to explain why this feature is significant and how it operates.

RESPONSE:

This comment has been addressed in a revision under “Products of TLIC.”

8.	Please expand the discussion to explain whether and how the company anticipates it will derive income from your principal product. In this regard, we note the life insurance component decreases over time and that the annuity rider does not contain any fees or load. How will funds be generated to fulfill the annuity component of the product? Who will manage this aspect of the product and how will they be compensated?

RESPONSE:

This comment has been addressed in Amendment No. 1 in the last paragraph under the section “Trinity Life Insurance Company” on page 3.

Products of TLIC
9.	Please disclose the terms of all of the different annuity product riders you are currently offering including material terms which distinguish an annuity product from a straight investment product such as requirements to annuitize, guarantees of principal invested pre and post annuitization, life time guaranteed income benefits, etc., as may be applicable. Describe how you intend to be able to afford to provide any such features to participants as we understand from the disclosure you have provided that you do not charge purchasers any fees other than surrender charges during the first ten years of the contract.

RESPONSE:

TLIC offers only one annuity rider the terms of which are discussed under “Products of TLIC.” The total product including the annuity rider has been determined actuarially to produce a profit to the Company in the second year.

10.	Describe the type of investment accounts and the specific number and range of investments products that purchasers of your annuity contracts may currently choose. Quantify the amount of funds that purchasers of annuities have invested in your various investment options.

RESPONSE:

Our annuity rider does not give the purchaser an option to choose investment products. Premiums are invested by the company at the direction of the investment committee. No money has been invested in the annuity rider since the first year premium is entirely for the life insurance product.

11.	Disclose the face amount of both annuities purchased and life insurance purchased and life insurance premiums received since you have begun to sell policies in March of this year.

RESPONSE:

From the beginning of sales to June 1st, we have written $449,694 in premiums on the initial life insurance product with a face value of $12,648,750; and have in force $257,750 with a face value of $6,820,000. This disclosure has been added to “Products of TLIC” at page 4.
Product marketing and sales, page 4
12.	Please update the discussion throughout the document to the most recent date practicable.

RESPONSE:

This is being done as of June 1, 2007.

13.	Please expand the discussion to describe the marketing techniques you utilized for your public offering.

RESPONSE:

A disclosure has been added under “Product Marketing and Sales” to address this comment.

14.	Please explain how your stockholder base provides a referral system and how such system operations.

RESPONSE:

A disclosure has been added under “Product Marketing and Sales” to address this comment.

15.	Please expand the discussion to explain the relationship between the “agency force” that sold your stock and your captive insurance agents.

RESPONSE:

We have revised the disclosure under “Product Marketing and Sales” to address this comment.

16.	Please explain why you anticipate that independent general agents, instead of your captive agents, will sell any single premium deferred annuity and worksite products you develop.

RESPONSE:

A worksite or annuity product will be sold in a different marketplace than the initial product. There are agents that already have relationships with the companies that allow them to present worksite products to their employees and there are agents that specialize in selling annuity products. We intend to rely upon independent agents to sell additional products and focus our new and existing agents on the shareholders with whom the existing agents have established relationships. This disclosure has been added to “Product Marketing as Sales”.
Reinsurance, page 4
17.	Please file as an exhibit the agreement with Munich American Reinsurance Company and Investors Heritage Life Insurance Company.

RESPONSE:

The IHLIC and Munich American Reinsurance Company agreements will be filed as exhibits when final agreements are received by the Company.

Investments, page 4
18.	Please explain what you mean by the statement you are reviewing your options. To what options are you referring? For example, are you referring to which adviser you may select, any strategies you want to pursue, or whether your management will make the ultimate investment decisions?

RESPONSE:

We have changed the wording in the amended Form 10-SB. The intent of the original wording was to convey that hiring an investment advisor was under consideration, but that no decision had been made.

19.	You state in this section that the company is not subject to the limitations which restrict the investments made by TLIC. We assume that you are referring to the parent company. Please explain the significance of this statement and whether and how you anticipate it will benefit your insurance operations or your operations in general.

RESPONSE:

The parent company will not have any restrictions on investing its funds in non-insurance subsidiaries and this will provide the Company the ability to invest in and operate non-insurance-related businesses.
Competitions, page 5
20.	Please expand the discussion to describe generally the methods of competition in your industry.

RESPONSE:

The Competition section has been revised to address this comment.

21.	Indicate specifically how you intend to compete against larger insurance companies offering annuity products containing guarantees of principal and life time income benefits on a pre and post annuitization basis. Identify the major competitors in the annuity insurance market.

RESPONSE:

The Competition disclosures have been revised to address this comment. We believe the use of our shareholder base and face to face sales approach will allow us to compete with larger insurance companies. Because our product is a life product with an annuity rider, we do not believe that sellers of only annuities or sellers of only whole life products will be our primary competition.

22.	Identify the major competitors in the whole life insurance market and disclose specifically how you intend to compete in this market. Explain in detail how you differentiate your product and identify the market niche in which you believe you can compete.

RESPONSE:

The “Competition” disclosures have been revised to address this comment.
Governmental Regulation, page 5
23.	Please expand the discussion to describe specifically the regulations that affect your business operations and how they affect these operations. For example, do the forms you used have to be approved and how long is the process; do the premium rates for your lines of business have to be approved, how long is the process, and does the same process apply to rate increases or decreases; and do the products you intend to sell have reserve requirements and what re they. We may have additional comments.

RESPONSE:

The “Governmental Regulation” disclosures have been revised to address this comment.

24.	Please explain why the cost of putting a new policy in force is usually greater than the first year’s policy premium. For example, if your agents receive commission on the products you sell, does the commission exceed the first year’s premium?

RESPONSE:

The “Governmental Regulation” disclosures have been revised to address this comment.

25.	Please explain whether and how regulation as an insurance company holding company system may affect your business operations and any potential distributions to your shareholders. For example, are there restrictions on the payment of dividends from an insurance company subsidiary to its parent holding company?

RESPONSE:

The “Governmental Regulation” disclosures have been revised to address this comment.

Acquisitions of other companies, page 6
26.	Please define the term “third-party” administrators when referring to insurance-related companies as potential acquisitions.

RESPONSE:

A definition of third-party administrator has been added to address this comment.
Item 2. Management’s Discussion and Analysis or Plan of Operation, page 7
27.	It appears that you have had revenues in each of the last two fiscal years. As such, please revise your discussion here to provide a comparative analysis of your results of operations. Refer to Item 303 of Regulations S-B.

RESPONSE:

The section has been revised to address this comment.
Employees, page 7
28.	Please indicate the number of your employees that are licensed insurance agents in Oklahoma.

RESPONSE:

There are seven full time and two part time employees. One of our employees is licensed to sell insurance in Oklahoma. The other licensed insurance agents will be independent contractors and will not be employees of TLC.
Employees, page 9
29.	We note your statement under “plan operation” that you intend to hire life insurance agents and that the recruiting, training and hiring of captive agents will be a continuous process. Please reconcile these statements with the fact you do not expect any significant changes in the number of employees.

RESPONSE:

All the agents licensed with TLIC are independent contractors and not employees. We have removed references to captive agents.
Security Ownership of Directors and Management, page 11
30.	Footnote (1) is not reflected in the table of shareholders. Please revise or advise.

RESPONSE:

The disclosure has been revised to address this comment and to reflect the voting of Gregg Zahn’s shares pursuant to the Disclaimer of Control.
Executive Compensation, page 14
31.	Please expand this discussion to indicate whether you have employment contracts with your key executives and, if applicable, describe the material terms of such contracts.

RESPONSE:

A disclosure in the “Executive Compensation” section has been added stating that we do not have any employment contracts with our key executives.

32.	Please expand the discussion to indicate how the bonus for 2006 was determined.

RESPONSE:

The disclosure has been revised to address this comment. All bonuses are made by vote of the Board of Directors subject to recommendations from the Compensation Committee, which is comprised entirely of independent directors.
Report of Independent Registered Public Accounting Firm, page 22
33.	Please have your auditors tell us if they performed the audit work in Oklahoma and if the firm is licensed to practice in Oklahoma.

RESPONSE:

A letter from our auditors is submitted herewith.
Consolidated Statement of Changes in Stockholder’s Equity, page 25
34.	Please revise your presentation here to present this statement in a columnar format. Ensure that the statement is presented in the form of a reconciliation of the beginning balance to the ending balance for each period for which an income statement is required to be filed with all significant reconciling items described by appropriate captions. Lastly, please ensure that a user can clearly identify the ending balance of each major equity item (i.e. common stock additional paid in capital) at the end of each period required to be presented.

RESPONSE:

The Consolidated Statement of Changes in Stockholder Equity has been revised.
Notes to Consolidated Financial Statements, page 27
1. Organization and Accounting Policies, page 27
Net Loss Per Common Share, page 29
35.	You indicate on page 29 that you used 4,532,632 share in computing loss per share in 2006. The balance sheet indicates 3 million shares outstanding at December 31, 2005 and 2006. Please expand your disclosure to explain why shares not yet issued are used in computing loss per share. Provide us references to supporting accounting literature Disclosure why these share have not been

RESPONSE:

We were waiting until the end of the stock sale to issue certificates representing the shares. Due to the transfer restrictions in Rule 147, which run from the completion of the offering for all shares sold in the offering, we felt that it would be an administrative convenience to the Company and simplify the holding period requirement for our shareholders if we issued certificates at one time at the conclusion of the offering. We have retained the services of Computershare Inc. to serve as our transfer agent. The certificates are being mailed on June 18th. Investors funds were held in escrow until a minimum amount of $1,750,000 in subscriptions were received and fully paid. This event happened in 2005. After that time there were no restrictions on the use of the cash proceeds for shares, and we treated the shares sold in the offering as issued and outstanding from the time the proceeds were received after we broke escrow until the offering was completed.

As support for our position, we submit the following:
Excerpts from FAS 128
6. This Statement requires presentation of earnings per share by all entities that have issued common stock or potential common stock (that is, securities such as options, warrants, convertible securities, or contingent stock agreements) if those securities trade in a public market either on a stock exchange (domestic or foreign) or in the over-the-counter market, including securities quoted only locally or regionally. This Statement also requires presentation of earnings per share by an entity that has made a filing or is in the process of filing with a regulatory agency in preparation for the sale of those securities in a public market. This Statement does not require presentation of earnings per share for investment companies or in statements of wholly owned subsidiaries. Any entity that is not required by this Statement to present earnings per share in its financial statements that chooses to present earnings per share in its financial statements shall do so in accordance with the provisions of this Statement.
Basic Earnings per Share
8. The objective of basic EPS is to measure the performance of an entity over the reporting period. Basic EPS shall be computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) during the period. Shares issued during the period and shares reacquired during the period shall be weighted for the portion of the period that they were outstanding.
10. Shares issuable for little or no cash consideration upon the satisfaction of certain conditions (contingently issuable shares) shall be considered outstanding common shares and included in the computation of basic EPS as of the date that all necessary conditions have been satisfied (in essence, when issuance of the shares is no longer contingent). Outstanding common shares that are contingently returnable (that is, subject to recall) shall be treated in the same manner as contingently issuable shares.
92. A few respondents to the Exposure Draft suggested that contingently issuable             shares should never be included in the computation of basic EPS because basic EPS is supposed to be an EPS ratio with no dilution. They said that the denominator should include only actual shares outstanding. The Board considered that view but decided to retain the provision that “vested” contingently issuable shares should be considered in the computation of basic EPS because consideration for those             shares has been received. The Board also agreed to retain the provision that contingently returnable shares should be treated in the same manner as contingently issuable shares. The IASC agreed to include a similar provision in IAS 33 in response to the comments received on its Exposure Draft (which did not include such a provision).
FAS 128 Footnote 5—Thus, contingently issuable shares include shares that (a) will be issued in the future upon the satisfaction of specified conditions, (b) have been placed in escrow and all or part must be returned if specified conditions are not met, or (c) have been issued but the holder must return all or part if specified conditions are not met.
9. Subsequent Event, page 33
36.	Please revise your disclosure to include the number of shares issued in conjunction with the public stock offering. Also clarify the amount of money raised in 2007. Clearly indicate the amount received in 2007 that is not included on the December 31, 2006 balance sheet.

RESPONSE:

The information request to be disclosed in the subsequent event footnote is disclosed in Footnote 1 – Net Loss Per Common Share. The following information relating to the sale of securities sold in 2007 is included in the footnote: the number of shares sold, the offering price per share, total amount paid for shares sold and the total amount of the offering.
          We have responded to all of your comments. If you have additional comments based on what has been addressed or changed, please let us know.

Sincerely,

John R. Perkins

CPAs and Management Consultants 1000 Myers Building 1 West Old State Capitol Plaza Springfield, IL 62701-1268 ph 217.789.0960 fax 217.789.2822 www.kebcpa.com
June 11, 2007
Mr. John R. Perkins, President
First Trinity Financial Corporation
7633 E. 63rd Place, Suite 230
Tulsa, Oklahoma 74133

Re:	Form 10SB12G filed April 30, 2007 Item 33
Dear John :
     You have received a comment letter from the United States Securities and Exchange Commission (SEC) regarding your Form 10SB12G filing on April 30, 2007. In the comment letter, the SEC has asked Kerber, Eck & Braeckel LLP to state whether they performed the audit work in the State of Oklahoma and whether the firm is licensed to practice in Oklahoma.
     As you are aware, we did perform our audit procedures in the State of Oklahoma. We are not specifically licensed to practice in Oklahoma. Under Section 15.12A of the Oklahoma Accountancy Act, an individual having a valid license in any jurisdiction which the Oklahoma Accountancy Board has verified to be substantially equivalent, “shall be presumed to have qualifications substantially equivalent to this state’s requirements and shall have all the privileges, including responsibilities and obligations, of certificate and license holders of this state without the need to obtain a certificate.”
     We do hold a license to practice in the State of Illinois, which Oklahoma recognizes as substantially equivalent.
     We are happy to provide you with this response to the SEC comment. If you should need anything further from us, please feel free to contact us.
Sincerely,
KERBER, ECK & BRAECKEL LLP
Pamela L. McClelland
PLM:eg
cc:     Greg Zahn
Belleville, IL • Carbondale, IL • Cape Girardeau, MO • St. Louis, MO • Milwaukee, WI